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                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)

                                (AMENDMENT ___)*

                               Caminus Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   133766 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

-----------------------                                     --------------------
CUSIP NO.   133766 10 5               13G                         PAGE 2  OF  6
-----------------------                                     --------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Altra Energy Technologies, Inc.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        Not Applicable                                                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                1,975,000*
       NUMBER OF           -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH             -----------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,975,000*
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,975,000*
--------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------

--------

* Includes 993,549 shares held by an escrow agent and are subject to forfeiture pursuant to the Escrow Agreement, dated as of November 20, 2001 between Altra Energy Technologies, Inc., Caminus Corporation and the escrow agent. Altra Energy Technologies, Inc. does not have dispositive power over the 993,549 shares until such shares are released from escrow.


                               Page 2 of 6 pages

-----------------------                                     --------------------
CUSIP NO.   133766 10 5               13G                         PAGE 3  OF  6
-----------------------                                     --------------------

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11%*
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

ITEM 1 (a).                NAME OF ISSUER:

                           Caminus Corporation

ITEM 1 (b).                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           825 Third Avenue
                           New York, New York 10022

ITEM 2 (a).                NAME OF PERSON FILING:

                           Altra Energy Technologies, Inc.

ITEM 2 (b).                ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           1221 Lamar, Suite 950
                           Houston, TX 77010

ITEM 2 (c).                CITIZENSHIP:

                           A Delaware Corporation

ITEM 2 (d).                TITLE OF CLASS OF SECURITIES:

                           Common Stock, $0.01 Par Value Per Share

ITEM 2 (e).                CUSIP NUMBER

                           133766 10 5

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR
                           13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON
                           IS A:

                           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

                           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.


                               Pagge 3 of 6 pages

-----------------------                                     --------------------
CUSIP NO.   133766 10 5                 13G                       PAGE 4  OF  6
-----------------------                                     --------------------

                           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                           (i) [ ] A church plan that is excluded from the definition of an investment company under
                                     Section 3(c)(14) of the Investment
                                     Company Act;

                           (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)
                                     (ii)(J).

                           If this statement is filed pursuant to Rule 13d-1(c),
check this box.   [X]

ITEM 4.           OWNERSHIP:
                           (a) [ ]  Amount Beneficially Owned:
                                    1,975,000*

                           (b) [ ]  Percent of Class:
                                    11%*

                           (c) Number of shares as to which such person has:

                                    (i)     Sole power to vote or direct the
                                            vote 1,975,000*.

                                    (ii)    Shared power to vote or to direct
                                            the vote 0.

                                    (iii)   Sole power to dispose or to direct
                                            the disposition of 1,975,000*.

                                    (iv)    Shared power to dispose or to direct
                                            the disposition of 0.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           Inapplicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                           Inapplicable.

--------

* Includes 993,549 shares held by an escrow agent pursuant to the Escrow Agreement, dated as of November 20, 2001 between Altra Energy Technologies, Inc., Caminus Corporation and the escrow agent. Altra Energy Technologies, Inc. does not have dispositive power over the 993,549 shares until such shares are released from escrow.

                               Page 4 of 6 pages

-----------------------                                     --------------------
CUSIP NO.   133766 10 5                 13G                       PAGE 5  OF  6
-----------------------                                     --------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                           Inapplicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                           Inapplicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                           Inapplicable.

ITEM 10.          CERTIFICATION:

                           By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages

-----------------------                                     --------------------
CUSIP NO.   133766 10 5                 13G                       PAGE 6  OF  6
-----------------------                                     --------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 20, 2001
                                       -----------------------------------------
                                                        Date

                                                   /s/ Paul Bourke
                                       -----------------------------------------
                                                       Signature


                                       President and Chief Executive Officer
                                       -----------------------------------------
                                                      Name/Title



                               Page 6 of 6 pages